

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 12, 2009

via U.S. mail and facsimile

Mark R. Fetting, CEO
Legg Mason, Inc.
100 Light Street
Baltimore, Maryland 21202

> **RE: Legg Mason, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2008**
> **Filed May 29, 2008**
> **Forms 10-Q for the Fiscal Quarters Ended June 30, 2008, September**
> **30, 2008, and December 31, 2008**
> **File No. 1-8529**

Dear Mr. Fetting:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief